United States securities and exchange commission logo





                             June 11, 2024

       Fanghan Sui
       Chief Executive Officer
       Classover Holdings, Inc.
       8 The Green, #18195
       Dover, DE 19901

                                                        Re: Classover Holdings,
Inc.
                                                            Draft Registration
Statement on Form S-4
                                                            Submitted May 13,
2024
                                                            CIK No. 0002022308

       Dear Fanghan Sui:

                                                        We have reviewed your
draft registration statement and have the following comment(s).

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-4 submitted May 13, 2024

       Letter to Shareholders, page 2

   1. Please revise to highlight the dual-class capital structure of Pubco and disparate voting rights of the Pubco
Class A Common Stock and Pubco Class B Common Stock. Clearly
                                                        explain that public
shareholders will only receive Pubco Class B Common Stock and that the holder(s) of Pubco
Class A Common Stock will control a majority of the combined voting power of Pubco.
Quantify the aggregate combined voting power that holders of
                                                        Pubco Class A Common
Stock will control. Additionally, please clarify whether any particular shareholder
or group of shareholders will have a controlling interest in Pubco, and if so, identify
such shareholder(s) and discuss whether Pubco will be a "controlled company" under
applicable exchange listing standards. Revise to provide all of this information where
appropriate throughout the proxy statement/prospectus as well, such as the summary, question
and answer, and risk factors sections.
 Fanghan Sui
FirstName  LastNameFanghan Sui
Classover Holdings, Inc.
Comapany
June       NameClassover Holdings, Inc.
     11, 2024
June 11,
Page 2 2024 Page 2
FirstName LastName
2. Please disclose the percentage equity ownership interest in Pubco that will be held by each of the BFAC public shareholders, the holders of the Founder Shares, and the existing securityholders of Class Over Inc., assuming both a minimum and maximum redemption scenario, as well as the exercise and conversion of all securities. Separately specify the sponsor and its affiliates' total potential ownership interest in Pubco, assuming exercise and conversion of all securities. Provide this more comprehensive breakdown of ownership percentages where appropriate elsewhere in the proxy statement/prospectus as well, such as the risk factor discussing sources of dilution at page
73.
Questions and Answers About the BFAC Shareholder Proposals, page 19

3. Please supplement this section with a question and answer regarding the status of the $5 million PIPE financing contemplated by the Business Combination Agreement. Discuss the expected use of proceeds, whether there have been discussions with and/or commitments from any PIPE investors to date, and whether the financing is a condition to closing. To the extent known, disclose if BFAC's sponsor, directors, officers, or their affiliates are expected to participate in the private placement. Additionally, we understand the holders of the Founder Shares will receive additional securities pursuant to an anti-
         dilution adjustment based on any additional financing activities in connection with the
         SPAC's initial business combination. If true, please quantify the number and value of securities the holders of the Founder Shares will receive, and disclose the anticipated ownership percentages in the company before and after the additional financing to highlight dilution to public shareholders.
Q: What happens if a substantial number of Public Shareholders exercise..., page 22

4. The total shares outstanding amounts under all redemption scenarios presented on page 23 do not appear to equal the sum of all Pubco shares held by various shareholder groups.
         Please revise to reconcile the differences and tell us your consideration of including the
         975,000 shares of Pubco Class B Common Stock to be issued to advisors at the Closing in the anticipate Pubco ownership disclosure.
5. Revise your presentation of the Pubco equity ownership percentages of shareholder groups under various redemption scenarios to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. In this regard, it does not appear that the tables account for the exercise of warrants and any other convertible securities, including the 1,000,000 shares of Pubco Preferred Stock that are to be issued to
the Company   s
         existing securityholders and are convertible into shares of Pubco Class B Common Stock.
6. Please revise the "Existing Classover securityholders" category to reflect the more detailed breakdown of this group of shareholders shown in the unaudited pro forma financial information. In this regard, we note that the table at page 103 disaggregates the holdings of Hui Luo, the remainder of Company shareholders and noteholders, and shares
 Fanghan Sui
Classover Holdings, Inc.
June 11, 2024
Page 3

         issued to advisors. Please clarify the advisors that will be issued shares of the Company and/or Pubco.
7. Please confirm whether redeeming shareholders will retain their BFAC Warrants, which will automatically convert to Pubco Warrants. If so, please quantify the value of such warrants, based on recent trading prices, that may be retained by redeeming shareholders assuming maximum redemptions and identify any material resulting risks.
Q: What interests do the Insiders, including BFAC's officers and directors..., page 27

8. Please confirm that your disclosure regarding conflicts of interest of "the Insiders and
         BFAC's officers and directors" includes all that the sponsor and its affiliates have at risk that depends on completion of the Business Combination. In this regard, we note that the definition of "Insiders" seems to include the sponsor (i.e., as a "holder of the Founder
         Shares") but it is not clear whether such definition encompasses all affiliates of the sponsor as well. Additionally, please provide additional information regarding the
         "outstanding loans payable to the Insiders," including the disaggregated principal amount(s) and Insider(s) extending the loans, maturity date(s), and whether any loans are evidenced by convertible securities.
9. It appears that BFAC's charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
10. We note your disclosure that the Insiders have agreed to waive their redemption rights with respect to any BFAC shares held by them in connection with the Business
         Combination. Please describe any consideration provided in exchange for this agreement.
Q. What are the U.S. federal income tax consequences to a holder..., page 28

11. The statement here that, "Public Shareholders will retain their Public Shares and will not receive any additional Public Shares or other consideration in the Merger" does not align with disclosure elsewhere indicating that each BFAC Ordinary Share will automatically convert into the right to receive one share of Pubco Class B Common Stock in connection with the Business Combination. We also note your disclosure at page 115 that holders of
       BFAC Ordinary Shares "will not recognize gain or loss" in connection with the merger, which is inconsistent with the statement that "there will be no material U.S. federal income tax consequences as a result of the Merger to the current holders of Public
FirstName LastNameFanghan Sui
       Shares." Please revise this question and answer for consistency with the structure of the
Comapany   NameClassover
       Business  Combination Holdings,  Inc.
                                and to summarize  the material tax consequences
set forth under
       "Certain
June 11,        Material
         2024 Page   3    United States Federal Income Tax Considerations."
FirstName LastName
 Fanghan Sui
FirstName  LastNameFanghan Sui
Classover Holdings, Inc.
Comapany
June       NameClassover Holdings, Inc.
     11, 2024
June 11,
Page 4 2024 Page 4
FirstName LastName
Q: What vote is required to approve the proposals presented at the..., page 28

12. In light of your disclosure elsewhere that the holders of Founder Shares and BFAC's officers and directors have committed to vote in favor of certain proposals, please disclose the percentage of BFAC's public shares that are required to be voted in favor of each proposal in order to approve it. Make conforming revisions where the requisite vote for each proposal is discussed elsewhere in the proxy statement/prospectus.
Summary of the Proxy Statement/Prospectus, page 33

13. In an appropriate place in the summary, include a diagram of the organizational structure of BFAC, the Company, and Pubco prior to and after the consummation of the Business
         Combination. Depict in the diagram how equity ownership and voting control of Pubco will differ due to the disparate voting rights of Pubco Class A Common Stock and Pubco
         Class B Common Stock.
14. Please balance your discussion of "the Company's financial health, including its revenue model, profitability, and capital efficiency" by disclosing in the summary the Company's historical net losses and accumulated deficit, as well as the going concern qualification included in the report of its independent auditor.
Comparative Per Share Data, page 50

15. The pro forma combined basic and diluted net loss per share under both redemption scenarios in 2023 are inconsistent with your unaudited pro forma condensed combined statement of operations presented on page 106. Please revise or advise. Please also explain
         for us the difference between the    maximum redemption    scenario
disclosed on pages 50
         and 168 and the    full redemption    scenario disclosed in the
unaudited pro forma
         condensed combined financial information on page 103.
Risk Factors, page 52

16. Please revise or remove your statement that, "...you are encouraged to perform your own investigation with respect to the businesses of Pubco and the Company," as investors are entitled to rely upon the proxy statement/prospectus to make a voting or investment decision.
Risks Related to the Company's Business and Pubco After the Business
Combination
Certain aspects of our business and ability to grow are seasonal and cyclical..., page 57

17. Please elaborate on the seasonality and cyclicality of the Company's business, including the time(s) of year at which it experiences higher demand and/or revenues.
Risks Relating to Being a Public Company and Pubco's Shares, page 61

18. Please add risk factor disclosure explaining the mandatory redemption features of the
         Pubco Warrants and highlighting any material risks to public warrant holders. Clearly
 Fanghan Sui
FirstName  LastNameFanghan Sui
Classover Holdings, Inc.
Comapany
June       NameClassover Holdings, Inc.
     11, 2024
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Page 5 2024 Page 5
FirstName LastName
         explain the steps, if any, that Pubco will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.
Proposal 1: The Business Combination Proposal
Overview, page 81

19. Please revise your statement that, "...we may consummate the Business Combination only
         if...approved by the required majority of the votes cast...by the holders of a majority of the
         BFAC Ordinary Shares entitled to vote at the Shareholder Meeting," for consistency with your statement on pages 28 and 96 that the Business Combination Proposal requires the affirmative vote of two-thirds of the BFAC Ordinary Shares.
Business Combination Agreement
Covenants, page 82

20. Please revise to address the covenant in Section 5.11 of the Business Combination
         Agreement regarding certain amendments to the Company's outstanding debt, as well as the covenant in Section 6.06 regarding approval and adoption of an incentive equity plan reserving 8.0% of the total combined number of shares of Pubco Common Stock and
         Pubco Preferred Stock for issuance. Please also clarify whether you intend to seek BFAC shareholder approval of the adoption of such an incentive equity plan, as suggested by the inclusion of "...subject to the approval of the stockholders of Acquiror..." in Section 6.06.
         In this regard, we note mention of "the 2024 Equity Incentive Plan Proposal" on pages 10 and 21, but it does not appear that such a proposal is included in the proxy statement/prospectus.
Background of the Business Combination
Description of negotiation process with the Company, page 89

21. Please elaborate on the following aspects of the negotiations between BFAC and the
         Company and structuring of the Business Combination:
             why BFAC pivoted to pursuing an educational technology company after stating in its IPO prospectus that it "intend[ed] to focus [its] search on industries spearheading the shift from fossil fuels to electrification" and primarily engaging with companies in the battery technology, mining, and renewable energy sectors; whether and how the changes in the directors and officers of BFAC that occurred in
             January and March 2024 impacted the negotiations;
             specific factors underlying the various equity valuations successively proposed by the
             Company and BFAC;
             the decision to conduct an all-stock deal and how the number of Pubco shares to be issued to the Company's shareholders was derived from the $135 million final equity valuation;
             structuring the transaction such that BFAC will continue its existence as a subsidiary
 Fanghan Sui
Classover Holdings, Inc.
June 11, 2024
Page 6
              of Pubco;
                how Pubco's dual-class capital structure and disparate voting rights concentrating control with the Pubco Class A Common Stock holders was decided upon;
                any discussions relating to the assumptions underlying the projected financial information of the Company;
                BFAC's decision not to seek a fairness opinion or valuation report;
                negotiation of the $5 million PIPE financing and key terms of ancillary agreements, such as the voting and support agreements entered into by BFAC, the Company, and certain shareholders;
                identification of Company employees for which employment agreements with Pubco are a condition to closing under the Business Combination Agreement; and
                treatment of the Company's outstanding convertible promissory notes.
22. Revise throughout this section to identify the individuals and entities involved in negotiations, diligence activities, and other communications between the Company and
         BFAC. As examples only, identify the "Company business manager" and "board member of BFAC" that met on February 6, 2024, as well as "the principals of BFAC and the
         Company" and counsel for the respective entities. Additionally, please clarify whether the reference to "representatives of BFAC" is intended to reference use of a financial or other third-party advisor, and if so, identify such advisors and describe their role and the level of diligence they conducted.
Certain Unaudited Prospective Financial Information of the Company, page 92

23. Where you discuss the assumptions underlying the revenue growth demonstrated by the prospective financial information of the Company, please also address the assumptions underlying the changes in costs of revenue and operating and other expenses to arrive at forecasted gross profit and net income. In this regard, it appears that the projections assume significantly lower rates of growth for costs and expenses than for revenues.
         Please also expand upon why the Company anticipates shifting towards increased revenues "from local business partnerships" and explain whether this is related to the
         "marketing consulting services" mentioned at page 152.
Proposal 2: The Pubco Organizational Documents Advisory Proposal
Overview, page 97

24. With respect to the advisory sub-proposals regarding stockholder action by written consent and special meetings of stockholders, you state that "...for so long as the holders
FirstName LastNameFanghan Sui
       of Pubco Class B Common Stock own a majority of the total voting power of stock...," but
Comapany    NameClassover
       it appears            Holdings,
                  that the holders      Inc. Class A Common Stock will control
the majority of
                                   of Pubco
       total
June 11,     voting
          2024 Pagepower.
                     6      Please revise for consistency or advise.
FirstName LastName
 Fanghan Sui
FirstName  LastNameFanghan Sui
Classover Holdings, Inc.
Comapany
June       NameClassover Holdings, Inc.
     11, 2024
June 11,
Page 7 2024 Page 7
FirstName LastName
Unaudited Pro Forma Condensed Combined Financial Information, page 103

25. Please remove your unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 and related disclosures in this section and elsewhere in your registration statement. Refer to Rule 11-02(c)(2)(i) of Regulation S-X.
Unaudited Pro Forma Condensed Combined Statement of Operations for the Year
Ended
December 31, 2023, page 106

26.      Please revise to present Classover Inc.   s basic and diluted net loss
per share and related
         weighted average shares outstanding for 2023. This comment also applies to the comparative per share data disclosure on page 50.
Certain Material United States Federal Income Tax Considerations
Material U.S. Federal Income Tax Effects of the Business Combination, page 115

27. We note your disclosure that, "Holders of BFAC Ordinary Shares...will not recognize gain or loss for U.S. federal income tax purposes...," as well as your disclosure that the
         Business Combination is intended to qualify as a reorganization, but if it does not qualify as a reorganization, "the Company stockholders may recognize gain or loss for U.S.
         federal income tax purposes." As it appears that these tax consequences are material to investors, revise to provide an opinion of counsel that addresses and expresses a conclusion for each material federal tax consequence. To the extent the opinion is subject to uncertainty, counsel should explain why a "will" opinion cannot be given and describe the degree of uncertainty. Refer to Item 601(b)(8) of Regulation S-K and Section III of
         Staff Legal Bulletin No. 19.
Information About BFAC
IPO, page 119

28. Please confirm whether your statement that the BFAC IPO underwriters "entered into an agreement whereby such parties waived their entitlement to the payment of any cash fees and expenses pursuant to that certain business combination marketing agreement, dated
         December 14, 2021" means that the deferred underwriting fees of $17,250,000 referenced at page 129 will not be payable upon completion of the Business Combination. If so, please disclose how this waiver was obtained, why the waiver was agreed to, and clarify
         BFAC's current relationship with the IPO underwriters. Additionally, please explain the reference to "IPO Underwriter Representative shares" on page 178, as shares held by the
         IPO underwriters are not referenced elsewhere in the proxy statement/prospectus.
Information About Classover, page 130

29. Please add to this section a discussion of the effects of existing or probable government regulations on the Company's business. Refer to Item 101(h)(4)(ix) of Regulation S-K.
 Fanghan Sui
FirstName  LastNameFanghan Sui
Classover Holdings, Inc.
Comapany
June       NameClassover Holdings, Inc.
     11, 2024
June 11,
Page 8 2024 Page 8
FirstName LastName
Industry Background, page 134

30.      Please clarify whether you commissioned the "report from McKinsey &
Company"
         mentioned in this section, or any other third-party studies or reports referenced in the proxy statement/prospectus. If so, provide the consent of such third party in accordance with Rule 436 under the Securities Act.
Classover Learning App Overview, page 136

31. Please explain the extent to which use or development of the Classover Learning App or other technology of the Company relies on third party platforms or service providers. In this regard, we note that "streaming services" is identified as a key component of the
         Company's cost of revenues, and page 154 attributes a reduction in streaming services costs in 2023 to "better fee packages...from service vendors." Sustained Customer Retention, page 142

32. Please provide support for your statement that the Company has "exceptional customer retention rates" and is "able to maintain a high level of satisfaction among [its] students and their parents." Alternatively, characterize these statements as management's beliefs. In this regard, we note that "solid customer...retention metrics" is identified at page 93 as a factor that the BFAC board considered in evaluating the Company's financial projections.
Our Business Model, page 144

33. Please provide an overview of the "marketing consulting services" that you characterize as a recent "new revenue stream" for the Company elsewhere in the proxy statement/prospectus.
Our Students, page 146

34. Please explain how you define "registered users" versus "paid subscribers" and how each category contributes to revenues earned by the Company. Make conforming revisions where you use these metrics elsewhere, including in Classover's Management's Discussion and Analysis of Financial Condition and Results of Operations.
35. Please clarify the specific locations of the international students that accounted for 43.2%
         of your revenues in 2023.
Our Teachers, page 146

36. Please provide further detail on the Company's arrangements with the teachers that are engaged in independent contractors, including whether you enter into contracts or agreements with these independent contractors and the material terms of any such agreements. For example, explain how compensation is structured, the obligations of the teachers, and any indemnification or liability provisions. File a form of any agreement as an exhibit to the registration statement or tell us why you are not required to do so. Refer
 Fanghan Sui
FirstName  LastNameFanghan Sui
Classover Holdings, Inc.
Comapany
June       NameClassover Holdings, Inc.
     11, 2024
June 11,
Page 9 2024 Page 9
FirstName LastName
         to Item 601(b)(10) of Regulation S-K. Make appropriate conforming revisions in the related risk factor at page 54. Additionally, we note certain inconsistencies between your disclosure regarding relationships with teachers here and with "educator partners" at pages
         151-152. For example, here you state that compensation is "based on the number of hours they teach," while page 152 states, "We pay our educators based on number of completed courses," and at page 152, you suggest that the teachers independently develop the course curriculum taught through the Company's platform ("...continuing to source in-demand content from our educator partners..."). Please revise for consistency.
Intellectual Property, page 150

37. Please elaborate on the nature of the Company's material intellectual property, as we note references to both "proprietary cross-platform teaching and learning technology" and
         "proprietary 'TALENT' teaching method" elsewhere. Disclose the duration of the patents and trademarks mentioned in this section. Refer to Item 101(h)(4)(vii) of Regulation S-K.
Classover's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Results of Operations, page 152

38. You attribute the increase in your service revenues to the increases in credit-based subscriptions and courses delivered in 2023. The increase in courses delivered does not appear to be consistent with the decrease in the compensation expense to your independent educators and employees directly involved in providing services. Please revise your disclosure to describe and quantify the material factors contributing to the changes in service revenues and costs of revenue.
39. Please expand your disclosure to provide quantified explanations for the changes in selling and marketing expenses and general and administrative expenses from 2022 to
         2023. Refer to Item 303 of Regulation S-K.
Executive Officer and Director Compensation
Offer Letters and Employment Agreements with the Company's Named Executive Officers, page
163

40.      We note that execution of employment agreements with Pubco by certain
Company
         employees is a condition to closing of the Business Combination. If Hui Luo will enter into such an employment agreement, please revise to summarize its material terms, and file the agreement as an exhibit to the registration statement. Refer to Item 402(o)(1) and
         Item 601(b)(10) of Regulation S-K.
Certain Relationships and Related Person Transactions, page 166

41. Please confirm whether you have provided all of the information in this section required to be disclosed pursuant to Item 404 of Regulation S-K, as it appears that a number of related party transactions involving both BFAC and the Company are described elsewhere
 Fanghan Sui
FirstName  LastNameFanghan Sui
Classover Holdings, Inc.
Comapany
June       NameClassover Holdings, Inc.
     11, 2024
June 11,
Page 10 2024 Page 10
FirstName LastName
         in the proxy statement/prospectus but not disclosed here. For example, page 154 states that in 2023, the Company "provid[ed] marketing consulting services to Genius Kid Class
         LLC, one of our related parties," and pages F-13 through F-14 and F-34 through F-36 describe a number of other related party transactions and arrangements involving the
         Company and BFAC, respectively. Additionally, for any transaction disclosed in this section, please disclose the basis on which the person or entity is a related party. In this regard, certain entities (e.g., Pala and Camel Bay) are referenced, but the basis on which they are a related party is unclear.
Beneficial Ownership of Securities, page 168

42. Please revise to present ownership information on a disaggregated basis for each class of
         BFAC equity securities prior to the Business Combination and each class of Pubco equity securities following the Business Combination. Refer to Item 403(a)-(b) of Regulation S-
         K.
Anti-Takeover Effects of Provisions of the Pubco Charter and Bylaws, page 175

43. Please revise your statement in this section that, "Pubco is subject to the provisions of
         Section 203 of the DGCL" to reflect that shareholders are being asked to vote on a proposal that would result in Pubco opting out of Section 203 of the Delaware General
         Corporation Law.
Description of Pubco Securities
Exclusive Forum, page 175

44. We note that Pubco's forum selection provision identifies the Court of Chancery of the
         State of Delaware as the exclusive forum for certain litigation, including "any derivative action or proceeding." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act, particularly in light of the subsequent disclosure indicating that federal district courts are the exclusive forum for causes of action arising the federal securities laws. If the state court provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly. Additionally, please provide risk factor disclosure that describes risks or other impacts on investors, such as increased costs to bring a claim and that the provision can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable, as well as any uncertainty about enforceability.
Shares Eligible For Future Sale
Lock-up Provisions, page 178

45. The recitals to the Business Combination Agreement included as Annex A suggest that both Insiders and "certain of the Company Securityholders" will enter into lockup agreements in connection with the Business Combination, but such arrangements are not
 Fanghan Sui
Classover Holdings, Inc.
June 11, 2024
Page 11
         disclosed here. Please revise to clearly describe all lockup agreements and arrangements so that investors understand the extent to which Pubco shares will be restricted following consummation of the Business Combination, and address this topic earlier in the proxy statement/prospectus as well. File a form of lockup agreement, along with all of the other ancillary agreements contemplated by the Business Combination Agreement, as exhibits to the registration statement.
Experts, page 181

46.      Please provide the disclosure required by Item 509 of Regulation S-K for
         WithumSmith+Brown, PC regarding their audit of Battery Future
Acquisition Corp   s
         financial statements for the year ended December 31, 2022.
Index to Financial Statements, page 182

47. Please provide audited financial statements for the registrant, Classover Holdings, Inc.
         Refer to Item 14 of Form S-4.
Class Over, Inc. Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies, page F-6

48. You state that you have established an effective customer referral mechanism by offering credit incentives to your existing customers. Please disclose your accounting policy for referral bonuses.
Note 7. Related parties, page F-13

49. It appears that you recognized sublease income from certain related parties in 2023 and
         2022. Please revise to disclose how you account for and present the sublease income in your financial statements.
Note 8. Convertible Notes Payable, page F-15

50. Please expand your disclosure to address the terms of your convertible notes and the related conversion features. Refer to ASC 470-20-50.
Statements of Changes in Shareholders' Deficit, page F-23
FirstName LastNameFanghan Sui
51. Please reconcile the accretion for shares subject to redemption amounts presented herein
Comapany
       to theNameClassover    Holdings,
               accretion of carrying    Inc.
                                     value of redemption value amounts
disclosed in the table on
       page
June 11, 2024 F-31 for11
                Page   both 2022 and 2023.
FirstName LastName
 Fanghan Sui
FirstName  LastNameFanghan Sui
Classover Holdings, Inc.
Comapany
June       NameClassover Holdings, Inc.
     11, 2024
June 11,
Page 12 2024 Page 12
FirstName LastName
Notes to Financial Statements
Note 2 - Summary of Significant Accounting Policies
Net Income per Ordinary Share, page F-32

52. You disclose in Note 1 that you have elected to immediately recognize the changes in the redemption value of your Class A ordinary share subject to possible redemption in accordance with ASC 480-10-S99. Please tell us how you reflected this recognition of changes in redemption value in the allocation of net income to calculate your basic and diluted net income per share. Refer to ASC 260-10-45-59A and 45-60B. General

53. The description of the structure of the Business Combination indicates that BFAC will continue its existence indefinitely after the Business Combination as a wholly-owned subsidiary of Pubco that is separate from the Company. Please confirm whether this is accurate and, if so, whether BFAC is expected to conduct substantive business operations after the Business Combination.
54. Please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-
         U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S.
         person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete your initial business combination should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
       Please contact Ta Tanisha Meadows at 202-551-3322 or Suying Li at 202-551-3335 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Trade
& Services
cc:      Jeffrey Gallant